United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 30, 2019

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

30 August 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 29 May 2019 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
23 August 2019	1,298	54.48	54.97	54.758059	BATS Global Markets (“BATS”)
23 August 2019	100	54.57	54.57	54.570000	Boston Stock Exchange (“BSE”)
23 August 2019	29	54.8	54.8	54.800000	BATS Global Markets Secondary Exchange (“BYX”)
23 August 2019	500	54.48	54.77	54.592000	CFX Alternative Trading (“CFX”)
23 August 2019	9,500	54.395	55.06	54.725947	IEX (“IEXG”)
23 August 2019	165,019	54.395	55.08	54.718814	NASDAQ (“NASDAQ”)
23 August 2019	3,616	54.48	54.97	54.722099	New York Stock Exchange (“NYSE”)
23 August 2019	7,478	54.395	55.04	54.726274	OTC Markets (“OTC”)
23 August 2019	260	54.47	54.795	54.698846	NYSE Arca (“PSE”)
23 August 2019	100	54.8	54.8	54.800000	CBOE EDGA Equity Exchange (“XDEA”)
23 August 2019	100	54.76	54.76	54.760000	CBOE EDGX Equity Exchange (“XDEX”)
26 August 2019	800	54.6	54.68	54.660000	BATS
26 August 2019	100	54.56	54.56	54.560000	BSE
26 August 2019	400	54.68	54.68	54.680000	BYX
26 August 2019	500	54.55	54.69	54.612000	CFX

26 August 2019	4,818	54.4	54.69	54.580436	IEXG
26 August 2019	100,261	54.44	54.79	54.610591	NASDAQ
26 August 2019	2,670	54.45	54.7	54.619712	NYSE
26 August 2019	5,500	54.44	54.76	54.612727	OTC
26 August 2019	389	54.6	54.67	54.642571	PSE
26 August 2019	362	54.6	54.68	54.648287	XDEX
27 August 2019	1,796	55.14	55.58	55.445535	BATS
27 August 2019	700	55.49	55.6	55.542857	BSE
27 August 2019	800	54.71	55.57	55.412500	BYX
27 August 2019	2,900	54.75	55.58	54.988793	CFX
27 August 2019	800	55.48	55.6	55.528125	IEXG
27 August 2019	7,574	55.18	55.6	55.457338	NASDAQ
27 August 2019	400	55.5	55.53	55.515000	NYSE - National Exchange (“NSX”)
27 August 2019	73,494	54.7	55.66	55.407103	NYSE
27 August 2019	9,700	54.71	55.57	55.245026	OTC
27 August 2019	651	55.24	55.52	55.489478	PSE
27 August 2019	1,100	55.49	55.53	55.508636	XDEA
27 August 2019	1,085	55.49	55.6	55.532986	XDEX
28 August 2019	489	55.28	55.54	55.411861	BATS
28 August 2019	1,174	54.98	55.53	55.392862	BSE
28 August 2019	502	55.4	55.53	55.444223	BYX
28 August 2019	1,600	55.01	55.53	55.329375	CFX
28 August 2019	332	55.37	55.53	55.481807	IEXG
28 August 2019	79,864	54.81	55.63	55.293086	NASDAQ
28 August 2019	100	55.43	55.43	55.430000	NSX
28 August 2019	6,654	54.92	55.59	55.347003	NYSE
28 August 2019	4,925	54.98	55.53	55.258536	OTC
28 August 2019	1,888	54.81	55.54	55.119195	PSE
28 August 2019	368	55.53	55.53	55.530000	XDEA
28 August 2019	104	55.39	55.54	55.534231	XDEX
29 August 2019	826	56.14	56.54	56.386223	BATS
29 August 2019	1,170	55.9	56.44	56.157658	BSE
29 August 2019	100	56.32	56.32	56.320000	BYX
29 August 2019	1,024	56.2	56.35	56.323633	CFX
29 August 2019	11	56.27	56.27	56.270000	IEXG
29 August 2019	3,152	56.1	56.57	56.288982	NASDAQ
29 August 2019	84,765	55.87	56.63	56.384213	NYSE
29 August 2019	6,498	55.87	56.5	56.346473	OTC
29 August 2019	54	56.15	56.15	56.150000	PSE

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc (ISIN: GB00BDCPN049)
Dates of purchases:	23, 26, 27, 28 and 29 August 2019
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at:

https://www.ccep.com/system/file_resources/6821/190830_Weekly_Buyback_Programme_trade_details.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: August 30, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

5